UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Amendment No. 1 to
FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
FRONTIER COMMUNICATIONS CORPORATION
(Name of Applicant)*

401 Merritt 7
Norwalk, Connecticut 06851
(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount(1)
Senior Secured Notes	$750,000,000 aggregate principal amount

Approximate date of proposed public offering: On or as soon as practicable after the Effective Date under the Plan of Reorganization (each as defined herein).

Name and registered address of agent for service:
Sheldon Bruha
Executive Vice President and
Chief Financial Officer
Frontier Communications Corporation
401 Merritt 7
Norwalk, Connecticut 06851

With a copy to:

Tim Cruickshank
Jennifer Lee
Kirkland & Ellis LLP
601 Lexington Avenue
New York New York 10022
(212) 446-4800

(1)
As described in Item 2 herein, subject to certain conditions, the notes described herein will be issued, along with certain other consideration, in consideration for the cancellation of all amounts payable in respect of the issuer’s existing notes described in Annex A hereto. The $750 million aggregate principal amount listed as the aggregate principal amount above represents the amount authorized pursuant to the Plan of Reorganization described herein, along with certain other consideration, to be distributed on a pro rata basis to holders of the notes listed on Annex A hereto.

The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”), may determine upon the written request of the Applicants.

* The Guarantors listed on the following page are also included in this Application as Applicants.

GENERAL

1.	General Information.

Frontier Communications Corporation is a Delaware corporation (together with its successors, the “Company”). The guarantors identified below (the “Guarantors” and, together with the Company, the “Applicants”) have the following forms of organization and jurisdictions of formation or incorporation.

Guarantor	Form	Jurisdiction
Citizens Telecommunications Company of Minnesota, LLC	Limited liability company	Delaware
Citizens Telecommunications Company of Tennessee L.L.C.	Limited liability company	Delaware
Citizens Telecommunications Company of Utah	Corporation	Delaware
Frontier Communications of Iowa, LLC	Limited liability company	Iowa
Frontier Communications of Minnesota, Inc.	Corporation	Minnesota
Frontier Communications of Wisconsin LLC	Limited liability company	Wisconsin
Frontier Florida LLC	Limited liability company	Florida
Frontier Southwest Incorporated	Corporation	Delaware

2.	Securities Act Exemption Applicable.

Reference is made to the Disclosure Statement relating to the Third Amended Joint Plan of Reorganization of Frontier Communications Corporation and its Debtor Affiliates pursuant to Chapter 11 of the Bankruptcy Code  (as may be amended or supplemented, the “Disclosure Statement”) and the Fifth Amended Joint Plan of Reorganization of Frontier Communications Corporation and its Debtor Affiliates pursuant to Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “Plan of Reorganization”), copies of which are included herein as Exhibits T3E.1 and T3E.2, respectively. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Plan of Reorganization.

References to the Company refer to Frontier Communications Corporation prior to the Effective Date (as defined below) and to the indirect, wholly-owned subsidiary of Frontier Communications Corporation, or any successor, by merger, consolidation, reorganization, or otherwise, to the Company in the form of a corporation, limited liability company, partnership, or other form, as the case may be, or a new corporation, limited liability company, or partnership that may be formed pursuant to the Plan of Reorganization (“Reorganized Frontier”) that will assume the Frontier Communications Corporation obligations under the Takeback Notes and the Indenture (each as defined below) and its subsidiaries after the Effective Date (“New Frontier Issuer”).

Pursuant to the terms of the Plan of Reorganization, the Applicants intend to distribute, subject to the conditions set forth in the Disclosure Statement and the Plan of Reorganization, under an indenture to be qualified hereby (the “Indenture”), a copy of which is filed as Exhibit T3C to this application, the new debt comprised of an aggregate principal amount of $750.0 million new senior secured notes (the “Takeback Notes”) solely for distribution to certain of their creditors (the “Allowed Senior Notes Claims”), which Takeback Notes will be guaranteed by the Guarantors. See “Article IV. Provisions for Implementation of the Plan—D. Takeback Debt” in the Plan of Reorganization. The Plan of Reorganization will become effective as soon as practicable after all conditions to the effectiveness of the Plan of Reorganization have been satisfied or waived (the “Effective Date”).

If certain terms and conditions are met, the Takeback Notes will be issued, along with other certain consideration, in consideration for the cancellation of the then outstanding notes listed on Annex A (the “Old Notes”) totaling approximately $10.95 billion. Subject to the terms of and pursuant to the Plan of Reorganization described herein and certain other conditions, the Takeback Notes will be issued in consideration for the cancellation of all amounts payable in respect of the Old Notes. The $750 million aggregate principal amount listed above represents the aggregate principal amount authorized pursuant to the Plan of Reorganization described therein, along with certain other consideration, to be paid on a pro rata basis to holders of the Old Notes.

The Applicants hereby acknowledge that under Section 306(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”), it shall be unlawful for any person, directly or indirectly, to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to offer or sell through the use or medium of any prospectus or otherwise any security which is not registered under the Securities Act of 1933, as amended, and to which Section 306(c) is applicable notwithstanding the provisions of Section 304 of the Trust Indenture Act, unless such security has been or is to be issued under an indenture and an application for qualification has been filed as to such indenture, or while the application is the subject of a refusal order or stop order or (prior to qualification) any public proceeding or examination under Section 307(c) of the Trust Indenture Act. The failure to file an application for qualification of an indenture on a timely basis could result in an enforcement or other action by the Securities and Exchange Commission.

An application for qualification with respect to the Indenture was not filed until after the solicitation of votes with respect to the Plan of Reorganization had commenced. Pursuant to the Plan of Reorganization, it was not certain whether the Take Back Debt (as defined in the Plan of Reorganization) would be issued and whether it would have taken the form of notes or loans. Therefore, the Company believes it would have been premature to file the Form T-3 prior to those details being determined accordance with the Plan of Reorganization. The Applicants believe that the purposes behind the requirement to file a Form T-3 (namely the provision of adequate disclosure to the persons being asked to make an investment decision in respect of the securities in question through the qualification of the indentures) was served prior to the filing of this Form T-3 with respect to the Takeback Notes. The holders of the substantial majority of the Old Notes were at all times adequately represented by counsel during the offering of the Takeback Notes. Moreover, these holders actively negotiated for the terms of the Takeback Notes contained in the Disclosure Statement and Plan of Reorganization. Furthermore, the holders of Old Notes had and continue to have access to a significant amount of information regarding the Applicants by virtue of both (i) having been creditors of the Company for an extensive period of time and (ii) having had access to the voluminous reports and other information that had been filed with the Securities and Exchange Commission by the Company, which is required to file reports with the Securities and Exchange Commission and is current in its reporting obligations. The Applicants also believe that the Indenture governing the Takeback Notes contain terms and conditions that are in line with market standard terms and conditions to which investors have become accustomed for transactions of this type. The Indenture will be filed with the U.S. Bankruptcy Court for the Southern District of New York.

The Applicants represent that none of the Takeback Notes under the Indenture to be qualified by this application have been issued and covenants that none of such Takeback Notes will be issued prior to this application being declared effective by the Securities and Exchange Commission.

The issuance of the Takeback Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the United States Bankruptcy Code (the “Bankruptcy Code”). Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Company believes that the offer of the Takeback Notes under the solicitation of acceptances for the Plan of Reorganization and the exchange of Allowed Senior Notes Claims for Takeback Notes, together with certain other consideration, under the Plan of Reorganization satisfies the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above.

AFFILIATIONS

3.	Affiliates.

The following describes the Company’s current, wholly-owned direct, or wholly-owned indirect, subsidiaries:

Name of Entity	Record Owner	Ownership

Citizens Capital Ventures Corp.	Frontier Communications Corporation(1)	100%
Citizens Directory Services Company L.L.C.	Commonwealth Telephone Enterprises, LLC	100%
Citizens Louisiana Accounting Company	Frontier Communications Corporation(1)	100%
Citizens NEWCOM Company	Frontier Communications Corporation(1)	100%
Citizens NEWTEL, LLC	Frontier Communications Corporation(1)	100%
Citizens Pennsylvania Company LLC	Frontier Communications Corporation(1)	100%
Citizens SERP Administration Company Delaware	Frontier Communications Corporation(1)	100%
Citizens Telecom Services Company L.L.C.	Citizens NEWTEL, LLC	100%
Citizens Telecommunications Company of California, Inc.	Frontier Communications Corporation(1)	100%
Citizens Telecommunications Company of Idaho	Frontier Communications Corporation(1)	100%
Citizens Telecommunications Company of Illinois	Frontier Communications Corporation(1)	100%
Citizens Telecommunications Company of Minnesota, LLC	Citizens NEWTEL, LLC	100%
Citizens Telecommunications Company of Montana	Frontier Communications Corporation(1)	100%
Citizens Telecommunications Company of Nebraska	Frontier Communications Corporation(1)	100%
Citizens Telecommunications Company of Nebraska LLC	Frontier Communications Corporation(1)	100%
Citizens Telecommunications Company of Nevada	Frontier Communications Corporation(1)	100%
Citizens Telecommunications Company of New York, Inc.	Frontier Communications Corporation(1)	100%

Citizens Telecommunications Company of Oregon	Frontier Communications Corporation(1)	100%
Citizens Telecommunications Company of Tennessee L.L.C.	Frontier Communications Corporation(1)	100%
Citizens Telecommunications Company of Utah	Frontier Communications Corporation(1)	100%
Citizens Telecommunications Company of West Virginia	Frontier Communications Corporation(1)	100%
Citizens Utilities Capital L.P.	Frontier Communications Corporation(1)	100%
Citizens Utilities Rural Company, Inc.	Frontier Communications Corporation(1)	100%
Commonwealth Communications, LLC	CTE Holdings, Inc.	100%
Commonwealth Telephone Company LLC	Commonwealth Telephone Enterprises, LLC	100%
Commonwealth Telephone Enterprises, LLC	Frontier Communications Corporation	100%
Commonwealth Telephone Management Services, Inc.	Commonwealth Telephone Enterprises, LLC	100%
CTE Holdings, Inc.	Commonwealth Telephone Enterprises, LLC	100%
CTE Services, Inc.	Commonwealth Telephone Enterprises, LLC	100%
CTE Telecom, LLC	Commonwealth Telephone Company LLC	100%
CTSI, LLC	Commonwealth Telephone Company LLC	100%
CU Capital LLC	Frontier Communications Corporation(1)	100%
CU Wireless Company, LLC	Frontier Communications Corporation(1); Frontier Communications of America, Inc.	99%; 1%
Electric Lightwave NY, LLC	Frontier Communications Corporation(1)	100%
Evans Telephone Holdings, Inc.	Frontier Communications Corporation(1)	100%

Fairmont Cellular LLC	Frontier Communications of Georgia LLC	100%
Frontier ABC LLC	Frontier Communications Corporation(1)	100%
Frontier California, Inc.	Newco West Holdings LLC	100%
Frontier Communications Corporate Services Inc.	Frontier Communications Corporation(1)	100%
Frontier Communications of America, Inc.	Frontier Communications Corporation(1)	100%
Frontier Communications of AuSable Valley, Inc.	Frontier Communications Corporation(1)	100%
Frontier Communications of Breezewood, LLC	Frontier Subsidiary Telco LLC	100%
Frontier Communications of Canton, LLC	Frontier Subsidiary Telco LLC	100%
Frontier Communications of the Carolinas LLC	Frontier Communications ILEC Holdings LLC	100%
Frontier Communications of Delaware	Frontier Communications Corporation(1)	100%
Frontier Communications of DePue, Inc.	Frontier Subsidiary Telco LLC	100%
Frontier Communications of Georgia LLC	Frontier Subsidiary Telco LLC	100%
Frontier Communications ILEC Holdings LLC	Frontier Communications Corporation(1)	100%
Frontier Communications of Illinois, Inc.	Frontier Subsidiary Telco LLC	100%
Frontier Communications of Indiana LLC	Frontier Communications Corporation(1)	100%
Frontier Communications of Iowa, LLC	Frontier Communications Corporation(1)	100%
Frontier Communications of Lakeside, Inc.	Frontier Subsidiary Telco LLC	100%
Frontier Communications of Lakewood, LLC	Frontier Subsidiary Telco LLC	100%

Frontier Communications of Michigan, Inc.	Frontier Subsidiary Telco LLC	100%
Frontier Communications - Midland, Inc.	Frontier Subsidiary Telco LLC	100%
Frontier Communications of Minnesota, Inc.	Frontier Subsidiary Telco LLC	100%
Frontier Communications of Mississippi LLC	Frontier Communications Corporation(1)	100%
Frontier Communications of Mt. Pulaski, Inc.	Frontier Subsidiary Telco LLC	100%
Frontier Communications of New York, Inc.	Frontier Communications Corporation(1)	100%
Frontier Communications Northwest Inc.	Frontier Communications ILEC Holdings LLC	100%
Frontier Communications Online and Long Distance Inc.	Frontier Communications Corporation(1)	100%
Frontier Communications of Orion, Inc.	Frontier Subsidiary Telco LLC	100%
Frontier Communications of Oswayo River LLC	Frontier Subsidiary Telco LLC	100%
Frontier Communications of Pennsylvania, LLC	Frontier Subsidiary Telco LLC	100%
Frontier Communications - Prairie, Inc.	Frontier Subsidiary Telco LLC	100%
Frontier Communications of Rochester, Inc.	Frontier Communications Corporation(1)	100%
Frontier Communications Schuyler, Inc.	Frontier Subsidiary Telco LLC	100%
Frontier Communications of Seneca-Gorham, Inc.	Frontier Communications Corporation(1)	100%
Frontier Communications of the South, LLC	Frontier Subsidiary Telco LLC	100%
Frontier Communications of the Southwest Inc.	Frontier Communications ILEC Holdings LLC	100%
Frontier Communications of Sylvan Lake, Inc.	Frontier Communications Corporation(1)	100%

Frontier Communications of Thorntown LLC	Frontier Communications Corporation(1)	100%
Frontier Communications of Virginia, Inc.	Frontier Communications Corporation(1)	100%
Frontier Communications of Wisconsin, LLC	Frontier Communications Corporation(1)	100%
Frontier Communications Services Inc.	Frontier Communications Corporation(1)	100%
Frontier Directory Services Company, LLC	Frontier Communications of Rochester, Inc.	100%
Frontier Florida LLC	Frontier Communications Corporation(1)	100%
Froniter InfoServices Inc.	Frontier Subsidiary Telco LLC	100%
Frontier Midstates Inc.	Frontier Communications ILEC Holdings LLC	100%
Frontier Mobile LLC	Frontier Communications Corporation(1)	100%
Frontier North, Inc.	Frontier Communications ILEC Holdings LLC	100%
Frontier Security Company	Frontier Communications Corporation(1)	100%
Frontier Services Corp	Frontier Communications Corporation(1)	100%
Frontier Southwest Incorporated	Frontier Communications Corporation(1)	100%
Frontier TechServ, Inc.	Frontier Communications Corporation(1)	100%
Frontier Video Services Inc.	Frontier Communications Corporation(1)	100%
Frontier West Virginia Inc.	Frontier Communications ILEC Holdings LLC	100%
GVN Services	Evans Telephone Holdings, Inc.	100%
Navajo Communications Company, Inc.	Frontier Communications Corporation(1)	100%
NCC Systems, Inc.	Citizens Capital Ventures Corp	100%
Newco West Holdings LLC	Frontier Communications Corporation(1)	100%

Ogden Telephone Company	Frontier Communications Corporation(1)	100%
Phone Trends, Inc.	Ogden Telephone Company	100%
Rhinelander Telecommunications, LLC	Frontier Communications Corporation(1)	100%
Rib Lake Cellular for Wisconsin RSA#3, Inc.	Rhinelander Telecommunications, LLC	100%
Rib Lake Telecom, Inc.	Frontier Communications of Wisconsin, LLC	100%
SNET America, Inc.	Frontier Communications Corporation(1)	100%
The Southern New England Telephone Company	Frontier Communications Corporation(1)	100%
TCI Technology & Equipment LLC	Total Communications, Inc.	100%
Total Communications, Inc.	Frontier Communications Corporation(1)	100%
(1)	Entities held by Frontier Communications Corporation will be held by the New Frontier Issuer following the Effective Date.

Certain directors and officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

The following tables list the names and offices held by all directors and executive officers of each Applicant and all persons chosen to become directors or executive officers as of the date of this Application. The mailing address for each of the individuals listed in each of the tables for each of the entities set forth below is: c/o Frontier Communications Corporation, 401 Merritt 7, Norwalk, Connecticut 06851.

The Company

As of the date of this Application, the directors and executive officers of the Company are the following individuals.

Name	Office
Bernard L. Han	Director, President and Chief Executive Officer
Kevin L. Beebe	Director
Peter C.B. Bynoe	Director
Diana S. Ferguson	Director
Edward Fraioli	Director
Paul M. Keglevic	Director
Moshin Y. Meghji	Director
Pamela D.A. Reeve	Director, Chairman
Robert A. Schrisheim	Director
Kenneth W. Arndt	Executive Vice President, Chief Operations Officer
Sheldon Bruha	Executive Vice President, Chief Financial Officer
Donald Daniels	Senior Vice President, Chief Accounting Officer
Steve Gable	Executive Vice President, Chief Technology Officer
Mark D. Nielsen	Executive Vice President, Chief Legal Officer and Chief (Restructuring) Transaction Officer

The Guarantors

As of the date of this Application, the directors and executive officers of Citizens Telecommunications Company of Minnesota, LLC, Citizens Telecommunications Company of Tennessee L.L.C., Citizens Telecommunications Company of Utah, Frontier Communications of Iowa, LLC, Frontier Communications of Minnesota, Inc., Frontier Communications of Wisconsin LLC, Frontier Florida LLC and Frontier Southwest Incorporated are the following individuals.

Name	Office
Bernard Han	Director, President and Chief Executive Officer
Sheldon Bruha	Director, Vice President, Chief Financial Officer
Steve Gable	Vice President, Chief Technology Officer
Mark Nielsen	Vice President, Chief Transaction Officer and Chief Legal Officer
Kevin Saville	Vice President, General Counsel and Assistant Secretary
Donald Daniels	Vice President and Chief Accounting Officer

5.	Principal Owners of Voting Securities.

The following tables set forth certain information regarding each person known to the Company to own 10 percent or more of the voting securities of the Applicants as of the date of this Application. The mailing address of each holder listed in each of the tables set forth below is: c/o Frontier Communications Corporation, 401 Merritt 7, Norwalk, Connecticut 06851.

The Company

Name and Complete Mailing Address of Equityholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
None.

Upon the Effective Date, Reorganized Frontier will own all of the voting securities of New Frontier Issuer.

The Guarantors

Guarantor Name	Name and Complete Mailing Address of Equityholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Citizens Telecommunications Company of Minnesota, LLC	Citizens NEWTEL, LLC	Membership Interest	100	100%
Citizens Telecommunications Company of Tennessee L.L.C.	Frontier Communications Corporation	Membership Interest	100	100
Citizens Telecommunications Company of Utah	Frontier Communications Corporation	Common Stock, par value $10.00 per share	100	100
Frontier Communications of Iowa, LLC	Frontier Communications Corporation	Membership Interest	100	100
Frontier Communications of Minnesota, Inc.	Frontier Subsidiary Telco LLC	Common Stock, par value $0.00 per share	1,000	100
Frontier Communications of Wisconsin LLC	Frontier Communications Corporation	Membership Interest	100	100
Frontier Florida LLC	Frontier Communications Corporation	Membership Interest	100	100
Frontier Southwest Incorporated	Frontier Communications Corporation	Common Stock, par value $0.00 per share	1	100

Upon the Effective Date, the equityholders listed below will own all of the voting securities of the Guarantors.

Guarantor Name	Name and Complete Mailing Address of Equityholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Citizens Telecommunications Company of Minnesota, LLC	Citizens NEWTEL, LLC	Membership Interest	100	100%
Citizens Telecommunications Company of Tennessee L.L.C.	New Frontier Issuer	Membership Interest	100	100
Citizens Telecommunications Company of Utah	New Frontier Issuer	Common Stock, par value $10.00 per share	100	100
Frontier Communications of Iowa, LLC	New Frontier Issuer	Membership Interest	100	100
Frontier Communications of Minnesota, Inc.	Frontier Subsidiary Telco LLC	Common Stock, par value $0.00 per share	1,000	100
Frontier Communications of Wisconsin LLC	New Frontier Issuer	Membership Interest	100	100
Frontier Florida LLC	New Frontier Issuer	Membership Interest	100	100
Frontier Southwest Incorporated	New Frontier Issuer	Common Stock, par value $0.00 per share	1	100

UNDERWRITERS

6.	Underwriters.

(a)          The following table sets forth information regarding all persons who have acted as an underwriter of any securities of the Applicants outstanding on the date of the filing of this Application within three years prior to the date of the filing of this Application.

Name	Mailing Address	Offering
Goldman Sachs & Co. LLC	200 West Street New York, New York 10282	October 2020 Offering of 5.875% First Lien Secured Notes due 2027 November 2020 Offering of 5.000% First Lien Secured Notes due 2028 and 6.750% Second Lien Secured Notes due 2029
J.P. Morgan Securities LLC	277 Park Avenue New York, NY 10172 United States	October 2020 Offering of 5.875% First Lien Secured Notes due 2027 November 2020 Offering of 5.000% First Lien Secured Notes due 2028 and 6.750% Second Lien Secured Notes due 2029
Deutsche Bank Securities Inc.	60 Wall Street New York, NY 10005 United States	October 2020 Offering of 5.875% First Lien Secured Notes due 2027 November 2020 Offering of 5.000% First Lien Secured Notes due 2028 and 6.750% Second Lien Secured Notes due 2029
Barclays Capital Inc.	745 7th Avenue New York, NY 10019 United States	October 2020 Offering of 5.875% First Lien Secured Notes due 2027 November 2020 Offering of 5.000% First Lien Secured Notes due 2028 and 6.750% Second Lien Secured Notes due 2029
Morgan Stanley & Co. LLC	1585 Broadway Avenue New York, NY 10036 United States	October 2020 Offering of 5.875% First Lien Secured Notes due 2027 November 2020 Offering of 5.000% First Lien Secured Notes due 2028 and 6.750% Second Lien Secured Notes due 2029
Credit Suisse Securities (USA) LLC	11 Madison Avenue New York, NY 10010 United States	October 2020 Offering of 5.875% First Lien Secured Notes due 2027 November 2020 Offering of 5.000% First Lien Secured Notes due 2028 and 6.750% Second Lien Secured Notes due 2029

(b)          There is no proposed principal underwriter for the Takeback Notes that are to be issued under the Indenture that is to be qualified under this Application.

CAPITAL SECURITIES

7.	Capitalization.

(a)          The following tables set forth certain information with respect to each authorized class of securities of the Applicants as of the date of this Application.

The Company

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.25 per share	175,000,000	104,793,000
5.875% First Lien Secured Notes due 2027(1)	N/A	$1,150,000,000
5.000% First Lien Secured Notes due 2028(1)	N/A	$1,550,000,000
6.750% Second Lien Secured Notes due 2029 (1)	N/A	$1,000,000,000
Legacy Notes:(2)
8.500% Senior Notes due 2020	N/A	$172,000,000
8.875% Senior Notes due 2020	N/A	$55,000,000
9.250% Senior Notes due 2021	N/A	$89,000,000
6.250% Senior Notes due 2021	N/A	$220,000,000
8.750% Senior Notes due 2022	N/A	$500,000,000
10.500% Senior Notes due 2022	N/A	$2,188,000,000
7.125% Senior Notes due 2023	N/A	$850,000,000
7.625% Senior Notes due 2024	N/A	$750,000,000
6.875% Senior Notes due 2025	N/A	$775,000,000
11.000% Senior Notes due 2025	N/A	$3,600,000,000
7.000% Debentures due 2025	N/A	$138,000,000
6.800% Debentures due 2026	N/A	$2,000,000
7.875% Senior Notes due 2027	N/A	$346,000,000
9.000% Senior Notes due 2031	N/A	$945,000,000
7.680% Debentures due 2034	N/A	$1,000,000
7.450% Debentures due 2035	N/A	$125,000,000
7.050% Debentures due 2046	N/A	$193,000,000

(1)	These securities are guaranteed on a senior basis by each of the Guarantors.

(2)	These securities are not guaranteed by the Guarantors.

The Guarantors

Company Name	Title of Class	Amount Authorized	Amount Outstanding
Citizens Telecommunications Company of Minnesota, LLC	Membership Interest	N/A	N/A
Citizens Telecommunications Company of Tennessee L.L.C.	Membership Interest	N/A	N/A
Citizens Telecommunications Company of Utah	Common Stock, par value $10.00 per share	100	100
Frontier Communications of Iowa, LLC	Membership Interest	N/A	N/A
Frontier Communications of Minnesota, Inc.	Common Stock, par value $0.00 per share	1,000	1,000
Frontier Communications of Wisconsin LLC	Membership Interest	N/A	N/A
Frontier Florida LLC	Membership Interest	N/A	N/A
Frontier Southwest Incorporated	Common Stock, par value $0.00 per share	1	1
Frontier Florida LLC	6.860% Series E Unsecured Debentures due 2028	N/A	$300,000,000
Frontier Southwest Incorporated	8.500% Secured Debentures due 2031	N/A	$100,000,000

(b)          Each holder of common stock of the Company and the Guarantors that are corporations has one vote on all matters to be voted upon by stockholders with no cumulative voting rights. The Guarantors that are limited liability companies have a sole member and are controlled by a board of managers.

Holders of the series of notes of the Company listed above have the voting rights with respect to the respective series of notes set forth under the respective indenture.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

The Takeback Notes will be subject to the Indenture to be entered into among the Company, the Guarantors and Wilmington Trust, National Association, as trustee (the “Trustee”) and collateral agent. The following is a general description of certain provisions included in the Indenture, and the description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C herewith. The Applicants have not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change before it is executed. Capitalized terms used below and not defined in this section have the meanings ascribed to them in the Indenture.

(a)          Events of Default; Withholding of Notice.

Each of the following is an “Event of Default”:

(1)          default in any payment of interest on any Note when due and payable, continued for 30 days;

(2)          default in the payment of the principal amount of or premium, if any, on any Note issued under the Indenture when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3)          failure by the Issuer or any Guarantor to comply for 60 days after written notice by the Trustee on behalf of the Holders or by the Holders of at least 30% in aggregate principal amount of the outstanding Notes with any agreement or obligation contained in the Indenture; provided that in the case of a failure to comply with Section 3.10 of the Indenture, such period of continuance of such default or breach shall be 120 days after written notice described in this clause has been given;

(4)          the Issuer, any Significant Subsidiary or any group of Restricted Subsidiaries of the Issuer that, taken together, would constitute a Significant Subsidiary pursuant to or within the meaning of Bankruptcy Code:

(i)          commences a voluntary case;

(ii)         consents to the entry of an order for relief against it in an involuntary case;

(iii)        consents to the appointment of a custodian of it or for all or substantially all of its property;

(iv)        makes a general assignment for the benefit of its creditors; or

(v)         admits in writing its inability generally to pay its debts;

(5)          a court of competent jurisdiction enters an order or decree under any Bankruptcy Code that:

(i)          is for relief against the Issuer or any Significant Subsidiary or any group of Restricted Subsidiaries of the Issuer that, taken together, would constitute a Significant Subsidiary in an involuntary case;

(ii)         appoints a custodian of the Issuer or any Significant Subsidiary or any group of Restricted Subsidiaries of the Issuer that, taken together, would constitute a Significant Subsidiary or for all or substantially all of the property of the Issuer or any Significant Subsidiary or any group of Restricted Subsidiaries of the Issuer that, taken together, would constitute a Significant Subsidiary; or

(iii)        orders the liquidation of the Issuer, any Significant Subsidiary or any group of Restricted Subsidiaries of Parent that, taken together, would constitute a Significant Subsidiary;

and in each case the order or decree remains unstayed and in effect for sixty (60) consecutive days;

(6)          default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuer or any Significant Subsidiary (or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries) would constitute a Significant Subsidiary) (or the payment of which is Guaranteed by the Issuer or any Significant Subsidiary (or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries) would constitute a Significant Subsidiary)) other than Indebtedness owed to the Issuer or a Restricted Subsidiary whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, which default:

(i)          is caused by a failure to pay principal of such Indebtedness, at its stated final maturity (after giving effect to any applicable grace periods provided in such Indebtedness); or

(ii)         results in the acceleration of such Indebtedness prior to its stated final maturity;

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default of principal at its stated final maturity (after giving effect to any applicable grace periods) or the maturity of which has been so accelerated, aggregates to $250.0 million or more at any one time outstanding; or

(7)          there is entered by a court or courts of competent jurisdiction against the Issuer or any of the Issuer’s Restricted Subsidiaries a final judgment or order for the payment of money in an aggregate amount exceeding $250.0 million (to the extent not covered by independent third-party insurance) and such judgment or order shall not have been satisfied, vacated, discharged or stayed or bonded pending an appeal for a period of sixty (60) days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(8)          any Guarantee of the Notes by a Significant Subsidiary ceases to be in full force and effect or any Guarantor that is a Significant Subsidiary denies or disaffirms, in each case in writing, its obligations under its Guarantee of the Notes, other than (A), in accordance with the terms of the Indenture, or (B) in connection with the bankruptcy of a Guarantor, so long as the aggregate assets of such Guarantor and any other Guarantor whose Note Guarantee ceased or ceases to be in full force as a result of a bankruptcy are less than $250.0 million;

(9)          (i) the Liens created by the Security Documents shall at any time not constitute a valid and perfected Lien on any material portion of the Collateral intended to be covered thereby (unless perfection is not required by the Indenture or the Security Documents) other than (A) in accordance with the terms of the relevant Security Document and the Indenture, (B) the satisfaction in full of all Obligations under the Indenture or (C) any loss of perfection that results from the failure of the Collateral Agent to maintain possession of certificates delivered to it representing securities pledged under the Security Documents and (ii) such default continues for 30 days after receipt of written notice given by the Trustee or the Holders of not less than 30% in aggregate principal amount of the then outstanding Notes; provided, that such default relates to Liens in excess of $50.0 million; and

(10)        the Issuer or any Guarantor that is a Significant Subsidiary (or any group of Guarantors that, taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries) would constitute a Significant Subsidiary) shall assert, in any pleading in any court of competent jurisdiction, that any security interest in any Security Document is invalid or unenforceable.

If any Event of Default (other than an Event of Default described in clause (4) or (5)) occurs and is continuing, the Trustee by written notice to the Issuer or the Holders of at least 30% in principal amount of the outstanding Notes by written notice to the Issuer and the Trustee, may declare the principal of, and accrued and unpaid interest, if any, on all the Notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest, if any, will be due and payable immediately.

In the event of any Event of Default specified in clause (6), such Event of Default and all consequences thereof shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 30 days after such Event of Default arose:

(1)          (i) the Indebtedness that gave rise to such Event of Default shall have been discharged in full; (ii) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or (iii) the default that is the basis for such Event of Default has been cured; and

(2)          the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction.

If an Event of Default described in clause (4) or (5) occurs and is continuing, the principal of, and accrued and unpaid interest, if any, on all Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders.

(b)          Authentication and Delivery of Notes; Application of Proceeds.

One Officer of the Issuer shall sign the Notes for the Issuer by manual, facsimile or electronic signature. If any Officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless.

A Note shall not be valid until an authorized officer of the Trustee authenticates manually the Note. The signature of the Trustee on a Note shall be conclusive evidence that such Note has been duly and validly authenticated and issued under the Indenture. A Note shall be dated the date of its authentication.

At any time and from time to time after the execution and delivery of the Indenture, the Trustee shall authenticate and make available for delivery:  (1) Initial Notes for original issue on the Issue Date in an aggregate principal amount of $750,000,000, and (2) subject to the terms of the Indenture, Additional Notes for original issue in an unlimited principal amount, in each case upon a written order of the Issuer signed by an Officer of the Issuer (the “Issuer Order”). Such Issuer Order shall specify whether the Notes will be in the form of Definitive Notes or Global Notes, the amount of the Notes to be authenticated, the date on which the original issue of Notes is to be authenticated, the Holder of the Notes and whether the Notes are to be Initial Notes or Additional Notes.

The Trustee may appoint an agent (the “Authenticating Agent”) reasonably acceptable to the Issuer to authenticate the Notes. An instrument signed by a Trust Officer, a copy of which shall be furnished to the Issuer, shall evidence any such appointment. Unless limited by the terms of such appointment, any such Authenticating Agent may authenticate Notes whenever the Trustee may do so.  Each reference in the Indenture to authentication by the Trustee includes authentication by the Authenticating Agent.  An Authenticating Agent has the same rights as any Registrar, Paying Agent or agent for service of notices and demands.

(c)          Release of Collateral.

Pursuant to Section 12.2 of the Indenture, Collateral may be released from the Liens created by the Security Documents at any time or from time to time in accordance with the provisions of the Indenture, the Security Documents and the Junior Intercreditor Agreement.

With respect to any release of Collateral, upon receipt of an Officer’s Certificate stating that all conditions precedent under the Indenture and the Security Documents, as applicable, to such release have been met, the Trustee (if applicable) and the Collateral Agent shall, execute, deliver or acknowledge (at the Issuer’s expense) any instruments or releases to evidence the release of any Collateral permitted to be released pursuant to the Indenture or the Security Documents and shall do or cause to be done (at the Issuer’s expense) all acts reasonably requested of them to release such Lien as soon as is reasonably practicable. Neither the Trustee nor the Collateral Agent shall be liable for any such release undertaken in reliance upon any such Officer’s Certificate, and notwithstanding any term hereof or in any Security Document to the contrary, the Trustee and the Collateral Agent shall not be under any obligation to release any such Lien and security interest, or execute and deliver any such instrument of release, satisfaction or termination, unless and until it receives such Officer’s Certificate, upon which it shall be entitled to conclusively rely.

(d)          Satisfaction and Discharge.

The Indenture will be discharged and will cease to be of further effect as to all Notes issued hereunder, when:

(a)          either:

(1)          all Notes that have been authenticated and delivered, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(2)          all such Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable by reason of the making of a notice of redemption or otherwise or (ii) will become due and payable within one year at their Stated Maturity or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee, in the name, and at the expense of the Issuer;

(b)          the Issuer has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in Dollars, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on such Notes not previously delivered to the Trustee for cancellation, for principal, premium, if any, and interest to the date of deposit (in the case of Notes that have become due and payable), or to the Stated Maturity or Redemption Date, as the case may be; provided that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of the Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, as calculated by the Issuer or on behalf of the Issuer by such Person as the Issuer shall designate, with any Applicable Premium Deficit only required to be deposited with the Trustee on or prior to the date of redemption, and any Applicable Premium Deficit shall be set forth in an Officer’s Certificate delivered to the Trustee at least two (2) Business Days prior to the Redemption Date that confirms that such Applicable Premium Deficit shall be applied toward such redemption;

(c)          no Default or Event of Default (other than that resulting from borrowing funds to be applied to make such deposit and the granting of Liens in connection therewith) with respect to the Indenture or the Notes issued hereunder shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the Credit Facilities or any other material agreement or instrument (other than the Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(d)          the Issuer has paid or caused to be paid all sums payable by the Issuer under the Indenture; and

(e)          the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money in Dollars toward the payment of such Notes issued hereunder at maturity or the Redemption Date, as the case may be.

(e)          Evidence of Compliance with Conditions and Covenants.

The Company shall deliver to the Trustee within 120 days after the end of each fiscal year of the Issuer an Officer’s Certificate, the signer of which shall be an Officer of the Company, stating that in the course of the performance by the signer of his or her duties as an Officer of the Company he or she would normally have knowledge of any Default or Event of Default and whether or not the signer knows of any Default or Event of Default that occurred during the previous fiscal year; provided that no such Officer’s Certificate shall be required for any fiscal year ended prior to the Issue Date. If such Officer does have such knowledge, the certificate shall describe the Default or Event of Default, its status and the action the Company is taking or proposes to take with respect thereto. The Trustee will not be deemed to have knowledge of any Defaults or Events of Default unless written notice of an events, which is in fact a Default or Event of Default, as the case may be, has been delivered to the Trustee.

If a Default or Event of Default occurs and is continuing and if a Trust Officer has actual knowledge thereof, the Trustee shall send electronically or by first class mail to each Holder at the address set forth in the Notes Register notice of the Default or Event of Default within 60 days after it is actually known to a Trust Officer.  Except in the case of a Default or Event of Default in payment of principal of or interest, if any, on any Note (including payments pursuant to the optional redemption or required repurchase provisions of such Note), the Trustee may withhold the notice if and so long as it in good faith determines that withholding the notice is in the interests of Holders.

9.	Other Obligors.

Other than the Applicants, no other person is an obligor with respect to the Takeback Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for Qualification comprises:

(a)          Pages numbered 1 to 15, consecutively (and Exhibit Index).

(b)          The Statement of Eligibility and Qualification on Form T-1 of Wilmington Trust, National Association, as Trustee, under the Indenture to be qualified.

(c)          The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the Trustee:

Exhibit T3A.1
Restated Certificate of Incorporation of Frontier Communications Corporation (Incorporated by reference to Exhibit 3.200.1 to Frontier Communication Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000).

Exhibit T3A.2
Certificate of Amendment of Restated Certificate of Incorporation of Frontier Communications Corporation, effective July 31, 2008 (Incorporated by reference to Exhibit 3.1 to Frontier’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008).

Exhibit T3A.3
Certificate of Amendment of Restated Certificate of Incorporation of Frontier Communications Corporation, effective June 28, 2010 (Incorporated by reference to Exhibit 99.2 to Frontier’s Current Report on Form 8-K filed July 1, 2010).

Exhibit T3A.4
Certificate of Amendment of Restated Certificate of Incorporation of Frontier Communications Corporation, effective July 5, 2017 (Incorporated by reference to Exhibit 3(i) to Frontier’s Current Report on Form 8-K field on July 10, 2017).

Exhibit T3A.5*	Certificate of Formation of Citizens Telecommunications Company of Minnesota, LLC.
Exhibit T3A.6*	Certificate of Formation of Citizens Telecommunications Company of Tennessee, LLC.
Exhibit T3A.7*	Certificate of Amendment of Certificate of Formation of Citizens Telecommunications Company of Tennessee, LLC, effective January 23, 2001.
Exhibit T3A.8*	Certificate of Amendment of Certificate of Formation of Citizens Telecommunications Company of Tennessee, LLC, effective December 30, 2002.
Exhibit T3A.9*	Certificate of Incorporation of Citizens Telecommunications Company of Utah.
Exhibit T3A.10*	Articles of Organization of Frontier Communications of Iowa, LLC.
Exhibit T3A.11*	Articles of Incorporation of Frontier Communications of Minnesota, Inc.
Exhibit T3A.12*	Amendment Articles of Incorporation of Frontier Communications of Minnesota, Inc., effective December 2, 1994.
Exhibit T3A.13*	Certificate of Conversion of Frontier Communications of Wisconsin LLC.
Exhibit T3A.14*	Articles of Organization of Frontier Florida LLC, as amended.
Exhibit T3A.15*	Restated Certificate of Incorporation of Frontier Southwest Incorporated.
Exhibit T3B.1*	Limited Liability Company Agreement of Citizens Telecommunications Company of Minnesota, LLC.
Exhibit T3B.2*	Limited Liability Company Agreement of Citizens Telecommunications Company of Tennessee LLC.
Exhibit T3B.3*	Amendment No. 1 to Limited Liability Company Agreement of Citizens Telecommunications Company of Tennessee LLC.
Exhibit T3B.4*	Bylaws of Citizens Telecommunications Company of Utah.
Exhibit T3B.5*	Limited Liability Company Agreement of Frontier Communications of Iowa, LLC.
Exhibit T3B.6*	Amendment No. 1 to Limited Liability Company Agreement of Frontier Communications of Iowa, LLC.
Exhibit T3B.7*	Bylaws of Frontier Communications of Minnesota, Inc.
Exhibit T3B.8*	Limited Liability Company Agreement of Frontier Communications of Wisconsin LLC.
Exhibit T3B.9*	Amendment No. 1 to Limited Liability Company Agreement of Frontier Communications of Wisconsin LLC.
Exhibit T3B.10*	Limited Liability Company Agreement of Frontier Florida LLC.
Exhibit T3B.11*	Amendment No. 1 to Limited Liability Company Agreement of Frontier Florida LLC.
Exhibit T3B.12*	Bylaws of Frontier Southwest Incorporated.
Exhibit T3B.13	By-laws of Frontier Communications Corporation, as amended May 7, 2019 (Incorporated by reference to Exhibit 3.1 to Frontier’s Current Report on Form 8-K filed on May 9, 2019)
Exhibit T3C*	Form of new Indenture Governing the Takeback Notes.
Exhibit T3D	Not applicable.
Exhibit T3E.1
Disclosure Statement relating to the Third Amended Joint Plan of Reorganization of Frontier Communications Corporation and its Debtor Affiliates pursuant to Chapter 11 of the Bankruptcy Code (Incorporated by reference to Exhibit 99.1 to Frontier Communication Corporation’s Form 8-K filed on July 2, 2020).

Exhibit T3E.2*	Fifth Amended Joint Plan of Reorganization of Frontier Communications Corporation and its Debtor Affiliates pursuant to Chapter 11 of the Bankruptcy Code.
Exhibit T3F*	Cross-reference sheet (included in Exhibit T3C).
Exhibit T3G*	Statement of eligibility and qualification of the Trustee.

*Filed herewith.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, Frontier Communications Corporation, a Delaware corporation, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Norwalk, Connecticut on April 6, 2021.

FRONTIER COMMUNICATIONS CORPORATION

By:	/s/ Mark Nielsen
Name:	Mark Nielsen
Title:	Executive Vice President, Chief Transaction Officer and Chief Legal Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the undersigned Guarantors have duly caused this Application to be signed on their behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Norwalk, Connecticut on April 6, 2021.

CITIZENS TELECOMMUNICATIONS COMPANY OF MINNESOTA, LLC
CITIZENS TELECOMMUNICATIONS COMPANY OF TENNESSEE L.L.C.
CITIZENS TELECOMMUNICATIONS COMPANY OF UTAH
FRONTIER COMMUNICATIONS OF IOWA, LLC
FRONTIER COMMUNICATIONS OF MINNESOTA, INC.
FRONTIER COMMUNICATIONS OF WISCONSIN LLC
FRONTIER FLORIDA LLC
FRONTIER SOUTHWEST INCORPORATED

By:	/s/ Mark Nielsen
Name:	Mark Nielsen
Title:	Vice President, Chief Transaction Officer and Chief Legal Officer

Annex A

8.500% Senior Notes due 2020
8.875% Senior Notes due 2020
9.250% Senior Notes due 2021
6.250% Senior Notes due 2021
8.750% Senior Notes due 2022
10.500% Senior Notes due 2022
7.125% Senior Notes due 2023
7.625% Senior Notes due 2024
6.875% Senior Notes due 2025
11.000% Senior Notes due 2025
7.000% Debentures due 2025
6.800% Debentures due 2026
7.875% Senior Notes due 2027
9.000% Senior Notes due 2031
7.680% Debentures due 2034
7.450% Debentures due 2035
7.050% Debentures due 2046